

June 20, 2011

Via E-Mail

David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re: West Corporation**
> **Registration Statements on Form S-4**
> **Filed May 25, 2011**
> **File Nos. 333-174487 and 333-174489**

Dear Mr. Mussman:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the completion of our review of your registration statements is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010.

2. We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment

for each offering, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please confirm supplementally that the offers will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectuses disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary, page 1

The Exchange Offer, page 9

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 11

4. We note the disclosure indicating that you will deliver exchange notes "as promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

The Exchange Offer, page 32

Expiration Date; Extensions; Amendments, page 34

5. You reserve the right "to delay acceptance of any outstanding notes" Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

6. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Exhibit 99.1 Letter of Transmittal

7. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.

Item 21. Exhibits and Financial Statements, page II-14

    8. Please file the opinion of counsel in a timely manner so that we may have sufficient time to review it before you request effectiveness of your registration statements.

Item 22. Undertakings, page II-14

    9. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Brian C. Erb, Esq.
       Ropes & Gray LLP